[redacted]

10028640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8 - 51480

BB 4/1

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
Received
MAR 31 2010
Wash. D.C.
193

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Marco Polo Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Broad Street
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas	New York,	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 4/1

OATH OR AFFIRMATION

I, Clifford Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marco Polo Securites Inc., as of December 31 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

DIANNE M. BROWN
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
REG. #01BR6178963
MY COMM. EXPIRES 12/17/2011

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report, bound separately.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCO POLO SECURITIES INC. AND SUBSIDIARY

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

To the Stockholder
Marco Polo Securities Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Marco Polo Securities Inc. (a wholly-owned subsidiary of Marco Polo Capital Markets LLC) and Subsidiary (the "Company") as of December 31, 2009, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and regulation 1.16 under the Commodity Exchange Act ("CEAct"). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marco Polo Securities Inc. and Subsidiary as of December 31, 2009, and the consolidated results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the accompanying supplemental schedules on pages 13 through 15 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and CEAct. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

J. H. Cohn LLP

New York, New York
March 30, 2010

MARCO POLO SECURITIES INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 177,664
Due from clearing broker	200,540
Accounts receivable, net	22,004
Due from parent	1,017,518
Prepaid and other assets	2,322
Total assets	$ 1,420,048

LIABILITIES AND EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 96,923
Commitments and contingencies	
Equity:	
Marco Polo Securities Inc.'s equity:	
Preferred stock - $1,000 par value; 1000 shares authorized; No shares issued and outstanding	
Common stock - no par value; 200 shares authorized; 100 shares issued and outstanding	80,704
Additional paid-in capital	1,391,564
Accumulated deficit	(184,876)
Total Marco Polo Securities Inc. stockholder's equity	1,287,392
Noncontrolling interest	35,733
Total equity	1,323,125
Total liabilities and equity	$ 1,420,048

See Notes to Consolidated Financial Statements.

MARCO POLO SECURITIES INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

Revenue:	
Commission	$ 756,444
Investment banking	357,075
Interest income	507
Total revenue	1,114,026
Expenses:	
Employee compensation, benefits, and related costs	275,519
Commissions, clearing and floor brokerage	699,856
Professional and consulting fees	61,944
Depreciation and amortization	15,475
Other operating expenses	21,714
Total expenses	1,074,508
Income before income taxes	39,518
Provision for income taxes	401
Net income	39,117
Less: Net loss attributable to the noncontrolling interest	(13,776)
Net income attributable to Marco Polo Securities Inc.	$ 52,893

See Notes to Consolidated Financial Statements.

MARCO POLO SECURITIES INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

	Marco Polo Securities Inc. Stockholder's equity				
	Total	Common Stock	Additional Paid-in Capital	Retained Earnings	Noncontrolling Interest
Balance, December 31, 2008	$ 1,218,340	$ 80,704	$ 1,375,405	$ (237,769)	$ -
Effect of new accounting pronouncement:					
Balance, January 1, 2009	1,218,340	80,704	1,375,405	(237,769)	$ 49,509
Expenses contributed by parent and affiliate	16,159		16,159		
Net income (loss)	52,893			52,893	(13,776)
Balance, December 31, 2009	$ 1,287,392	$ 80,704	$ 1,391,564	$ (184,876)	$ 35,733

See Notes to Consolidated Financial Statements.

MARCO POLO SECURITIES INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Operating activities:	
Net income attribute to controlling interest	$ 52,893
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,481
Net loss attributable to non-controlling interest	(14,305)
Expense contributed by parent and affiliate	16,159
Changes in operating assets and liabilities:	
Due from clearing broker	299,460
Accounts receivable, net	(22,004)
Prepaid and other assets	14,395
Accrued expenses and other liabilities	77,084
Net cash provided by operating activities	425,163
Financing activities:	
Repayment of short term loan to Parent	(462,070)
Net cash used in financing activities	(462,070)
Net increase in cash and cash equivalents	(36,907)
Cash and cash equivalents, beginning of year	214,571
Cash and cash equivalents, end of year	$ 177,664
Supplemental disclosure of cash flow information:	
Taxes paid	$ 1,868

See Notes to Consolidated Financial Statements.

Note 1 - Organization and summary of significant accounting policies:

Organization:

The consolidated financial statements include the accounts of Marco Polo Securities Inc. ("MPS") and its 51% owned subsidiary PanAmClear Incorporated ("PAC"). MPS is a wholly-owned subsidiary of Marco Polo Capital Markets LLC (the "Parent"). MPS and PAC are referred to collectively herein as the "Company". MPS is registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the National Futures Association ("NFA"). MPS and PAC are members of the NFA and registered as an introducing broker-dealer.

The Company does not carry accounts for customers or perform custodial functions related to securities. The Company's primary business is providing order routing and execution services to the Emerging Markets as an agency broker, offering investment advisory and banking services and providing private placement services. Accordingly, The Company claims exemption from SEC Rule 15c3-3 (k)(2)(ii).

The Company has agreements (the "Agreements") with other U.S. broker-dealers (the "clearing brokers") for clearing U.S. equities. The clearing brokers are members of various stock exchanges, NFA, and subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreements, the clearing brokers clear brokerage transactions for the Company's customers on a fully-disclosed basis. The Agreements state that the Company will assume customer obligations should a customer of the Company default.

The Company is also engaged in business which allows them to provide order routing and execution services to the emerging markets sector as an agency broker. Such transactions are executed by foreign broker-dealers who are registered in their respective countries. The clearance and settlement of the trades will occur through a direct transfer of funds and securities between the Company's customers and the foreign broker-dealers.

The accompanying consolidated financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such consolidated financial statements may not necessarily be indicative of the consolidated financial condition that would have existed or the results that would have been obtained from consolidated operations had the Company operated as an unaffiliated entity.

Note 1 - Organization and summary of significant accounting policies (continued):

Principles of consolidation:

The financial statements include the accounts of MPS and PAC, its 51% owned subsidiary. A minority interest ("Noncontrolling" of 49% is owned by a non-related third party. All significant intercompany balances and transactions have been eliminated in consolidation.

In 2009 the Company adopted the new accounting guidance for noncontrolling interests in subsidiaries. The new accounting guidance establishes accounting and reporting standards for noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It defines noncontrolling interest, which is sometimes referred to as minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, the new guidance requires the consolidated statement of income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Pursuant to the accounting guidance, the presentation requirements are to be applied retrospectively.

Use of estimates:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of consolidated revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

At December 31, 2009, cash and cash equivalents consisted of checking and interest bearing accounts. From time to time during 2009, the Company had cash balances in excess of Federally insured limits. As of December 31, 2009, the Company's cash balances are within Federally Deposit Insured Corp. limits.

Note 1 - Organization and summary of significant accounting policies (concluded):

Revenue recognition:

Securities transactions and related commission revenue are recorded on a trade-date basis.

Investment banking income includes fees earned for financial advisory services, which are recorded as earned in accordance with the underlying agreement. Placement fees are earned at the time the placement is completed.

Income taxes:

MPS and PAC file separate Federal and State income tax returns. For the purpose of the consolidation, their respective Federal and State income taxes are combined.

The Company accounts for income taxes in accordance with GAAP, which requires deferred income tax assets and liabilities to be computed for temporary differences between the book and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the new accounting rules for uncertainty in income taxes on January 1, 2009. The adoption of that guidance did not result in the recognition of any unrecognized tax benefits and the Company has no unrecognized tax benefits at December 31, 2009. The Company's U.S. Federal and state income tax returns prior to fiscal year 2006 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the consolidated statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2009.

Subsequent events:

The Company has evaluated subsequent events through March 30, 2010 which is the date the consolidated financial statements were available to be issued.

Note 2 - Due from clearing broker:

Due from clearing broker at December 31, 2009 consists of $200,540 of security deposits required by the Company's clearing broker and related accrued interest.

Note 3 - Related parties:

Due from Parent consists of $32,538 in commission receivable and a short-term loan for $984,980 due on demand based on a 90 day London Interbank Offered Rate ("LIBOR"), with interest payable at maturity which has been waived at the option of MPS.

MPS pays all of its direct expenses related to it being a broker dealer. During 2009, the parent and affiliate paid $16,159 of expenses on behalf of MPS and agreed that the stated amount would not have to be repaid. Accordingly, the $16,159 was recorded as expenses contributed by parent and affiliate and included in such caption on the statement of changes in stockholders' capital.

All other expenses are paid according to an expense sharing agreement with its Parent and affiliate. There is no requirement for MPS to repay its Parent and its affiliate for these expenses. Accordingly, its Parent and affiliate will not require MPS to repay any of these expenses, which amounted to $131,397 in 2009.

MPS provides certain advisory and investor relations services to affiliates. In connection with those services, MPS received compensation for the year ended December 31, 2009 of $32,538. At December 31, 2009 MPS is owed $32,538 from affiliates relating primarily to such services.

Note 4 - Commitments and contingencies:

Litigation:

The Company is involved in various lawsuits as a defendant which arose in the ordinary course of business. Although the ultimate outcome of these matters is not presently determinable, in the opinion of management, the effects, if any, will not materially affect the Company's financial condition or results of operations.

Note 5 - Income taxes:

The provision for income taxes consists of the following:

	Current	Deferred	Total
Federal	$26,743	$(26,743)	$ -
State and local	9,510	(9,109)	401
Totals	$36,253	$(35,852)	$401

Note 5 - Income taxes (concluded):

At December 31, 2009, deferred tax assets of approximately $61,000 result from Federal and state net operating loss carryforwards of approximately $135,000 expiring through 2027. Due to uncertainties related to, among other things, the extent and timing of future taxable income, the Company recorded a valuation allowance for the full amount of the deferred tax assets at December 31, 2009

Note 6 - Off-balance-sheet risk and concentration of credit risk:

As a non-clearing broker, the Company does not hold customer cash or securities. Its client transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance sheet credit risk in the event the introduced customer is unable to fulfill its contractual obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2009, the Company is not responsible for any unsecured debits. Its clients' securities transactions are cleared through other broker-dealers and the majority if not all of them are on a DVP/RVP basis and no securities are held at its clearing firm. Recognizing the concentration of credit risk that this implies, The Company utilizes a clearing broker that is well capitalized.

Note 7 - Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with them acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8 - Net capital requirements:

MPS is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009, MPS has regulatory net capital of $225,107 which exceeds MPS's minimum regulatory net capital requirement of $45,000 (which is net capital requirement of the CFTC Regulation 1.17) by $180,107. The MPS's ratio of aggregate indebtedness to net capital is 0.38 to 1 as of December 31, 2009.

For purposes of reporting the computation of net capital under SEC Rule 15c3-1, MPS excludes the accounts of PAC, as MPS does not meet the requirements for consolidation pursuant to SEC Rule 15c3-1c.

MARCO POLO SECURITIES INC. AND SUBSIDIARY

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITY AND EXCHANGE COMMISSION AND COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS IN ACCORDANCE WITH CFTC REGULATION 1.17 DECEMBER 31, 2009

Net capital:	
Total stockholder's equity	$ 1,301,729
Deductions and/or charges:	
Due from parent	1,017,518
Accounts receivable, net	8,104
Investment in subsidiary	51,000
Net capital	$ 225,107
Aggregate indebtedness - Accrued expenses and other liabilities	$ 86,061
Computation of basic net capital requirement:	
Minimum net capital requirement, higher of 6-2/3% of aggregate indebtedness of $86,061 or $45,000	$ 45,000
Excess of net capital	$ 180,107
Excess net capital at 1,000%	$ 171,107
Ratio of aggregate indebtedness to net capital	0.38 to 1

There are no material differences between the preceding computation and the Company's unaudited Part IIA of Form X17A-5 as of December 31, 2009.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Board
Marco Polo Securities Inc.

In planning and performing our audit of the consolidated financial statements of Marco Polo Securities Inc. and Subsidiary (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of consolidated financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's consolidated financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, or Regulation 1.16 of the CFTC or both, in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
March 30, 2010

Marco Polo Securities Inc. and Subsidiary
(A Subsidiary of Marco Polo Capital Markets LLC)

Report on Consolidated Financial Statements
(With Supplementary Information)

Year Ended December 31, 2009

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Stockholder
Marco Polo Securities Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of Marco Polo Securities Inc. (the "Company") for the period from April 1, 2009 to December 31, 2009, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and Securities Investor Protection Corporation, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries per the general ledger entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting the following:

   The amount obtained by subtracting the revenue on the FOCUS report for the period from January 1, 2009 to March 31, 2009 from the total revenue on the audited From X-17A-5 for the year ended December 31, 2009 was $1,008,063 and the amount reported on line 2a on page 2 on Form SIPC-7T was $1,009,037. We observed that the amount reported on line 2a on page 2 of SIPC-7T was derived from total revenue for the period of January 1 through December 31, 2009 of $1,060,226 less revenue of the period from January 1 to March 31, 2009 of $51,188; however, the revenue reported on the FOCUS reports for the period from January 1 to March 31, 2009 was $52,164.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting the following:

   We observed that the amount reported on line 2b (4) on page 2 of Form SIPC 7-T was $0 rather than the amount of interest expense for the period from April 1, to December 31, 2009 of $343. We also compared the amount on line 2c (3) on page 2 of Form SIPC 7-T of $28,352 to the supporting schedule and observed that the supporting schedule had an amount of $35,709.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Read line 2C on page 1 of Form SIPC-7T and observed there was no overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
March 30, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T (29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-51480 FINRA DEC
MARCO POLO SECURITIES INC
75 BROAD ST. 15TH FL
NEW YORK NY 10004

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
CLIFFORD GOLDMAN - 212-220-2620

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,354

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150) (14)
1/12/2009 (7/13/2009 - $ 14.37).
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 2,190

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,190

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,190

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MARCO POLO SECURITIES INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 3 day of MARCH, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,009,037
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	39,069
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	28,352
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	67,421
2d. SIPC Net Operating Revenues	$ 941,616
2e. General Assessment @ .0025	$ 2,354

(to page 1 but not less than $150 minimum)